WILLIAM D. FREEDMAN 212.704.6193 telephone 212.704.5935 facsimile william.freedman@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 212.704.6000 telephone troutmansanders.com

April 22, 2014

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jacqueline Kaufman

Ms. Lisa Kohl

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	dELiA*s, Inc.
Preliminary Proxy Materials
File No. 000-51648

Dear Ms. Kaufman and Ms. Kohl:

This will confirm my conversation on Friday, April 11, 2014, with Ms. Jacqueline Kaufman of the Staff (the “Staff”) of the Securities and Exchange Commission with regard to the preliminary proxy materials (the “Proxy Materials”) filed by dELiA*s, Inc. (the “Company”) on April 3, 2014. Ms. Kaufman orally provided a comment from the Staff with regard to the Proxy Materials.

The Staff’s comment related to the Company’s proposal contained in the Proxy Materials requesting that the Company’s stockholders approve an amendment to the Company’s amended and restated certificate of incorporation to increase the number of authorized shares of its common stock, $.001 par value per share, to 200,000,000 shares (the “Share Increase Amendment”). The Staff has requested an affirmative statement whether the Share Increase Amendment was being proposed in connection with any plans for a merger, consolidation, acquisition or similar transaction.

We have been advised by the Company that the Share Increase Amendment is not being proposed in connection with any current plans for a merger, consolidation, acquisition or similar transaction. Accordingly, the Company will revise its proxy statement in the discussion under the caption “Proposal 4: Approve an Amendment to the Amended and Restated Certificate of Incorporation of the Company to Increase the Number of Authorized Shares of Common Stock to 200,000,000, $.001 Par Value Per Share,” by adding the following sentence at the end of last paragraph under the subheading “Background and Reasons For the Increase in Authorized Shares—Reasons for the Increase”:

“The Board of Directors, however, did not approve the Share Increase Amendment, and the Share Increase Amendment is not being submitted to stockholders for approval, in connection with any current plans for a merger, consolidation, acquisition or similar business transaction.”

ATLANTA        CHICAGO        HONG KONG        NEW YORK        NEWARK        NORFOLK        ORANGE COUNTY        PORTLAND

RALEIGH        RICHMOND        SAN DIEGO        SHANGHAI        TYSONS CORNER        VIRGINIA BEACH        WASHINGTON, DC

United States Securities and Exchange Commission

April 22, 2014

Please contact me at (212) 704-6193 or my partner, Joseph Walsh, at (212) 704-6030 with any further questions or comments.

Very truly yours,

/s/ William D. Freedman
William D. Freedman

cc:	dELiA*s, Inc.
Joseph Walsh, Esq.